UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

OceanTech Acquisitions I Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
675507 107**
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number for the Units which include the Common Stock is 675507 206 and the CUSIP number for the Warrants is 675507 115.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675507 107	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS OceanTech Acquisitions I Sponsors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 2,581,500
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 2,581,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,500(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%(1)(2)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) The securities are held directly by OceanTech Acquisitions I Sponsors LLC (the “Sponsor”) and indirectly by Joseph Adir, who has sole voting and dispositive control of the managing member of the Sponsor, and is the Chief Executive Officer and director of the Issuer. Mr. Adir may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.

(2) Excludes 3,945,980 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 675507 107	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Joseph Adir
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 2,581,500
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 2,581,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,500(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%(1)(2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The securities are held directly by OceanTech Acquisitions I Sponsors LLC (the “Sponsor”) and indirectly by Joseph Adir, who has sole voting and dispositive control of the managing member of the Sponsor, and is the Chief Executive Officer and director of the Issuer. Mr. Adir may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.

(2) Excludes 3,945,980 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 675507 107	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

OceanTech Acquisitions I Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

515 Madison Avenue, 8th Floor – Suite 8133, New York, NY 10022

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	OceanTech Acquisitions I Sponsors LLC
(ii)	Joseph Adir

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 515 Madison Avenue, 8th Floor – Suite 8133, New York, NY 10022.

Item 2(c).	Citizenship:

OceanTech Acquisitions I Sponsors LLC is a Delaware limited liability company, and Joseph Adir is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

675507 107

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

CUSIP No. 675507 107	13G	Page 5 of 6 Pages

(a)	Amount beneficially owned: OceanTech Acquisitions I Sponsors LLC – 2,581,500 Shares Joseph Adir – 2,581,500 Shares

(b)	Percent of class: OceanTech Acquisitions I Sponsors LLC – 19.8% Joseph Adir – 19.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: OceanTech Acquisitions I Sponsors LLC – 0 Joseph Adir – 0
	(ii)	Shared power to vote or to direct the vote: OceanTech Acquisitions I Sponsors LLC – 2,581,500 Shares Joseph Adir – 2,581,500 Shares
	(iii)	Sole power to dispose or to direct the disposition of: OceanTech Acquisitions I Sponsors LLC – 0 Joseph Adir – 0
	(iv)	Shared power to dispose or to direct the disposition of: OceanTech Acquisitions I Sponsors LLC – 2,581,500 Shares Joseph Adir – 2,581,500 Shares

OceanTech Acquisitions I Sponsors LLC (the “Sponsor”) holds 2,581,500 Shares, which represent 19.8% of the total Shares issued and outstanding, calculated based upon 13,010,760 shares of common stock outstanding (consisting of 10,429,260 shares of Class A common stock, par value $0.0001 per share, and 2,581,500 shares of Class B common stock, par value $0.0001 per share outstanding as of December 3, 2021) as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities Exchange Commission on December 6, 2021, after giving effect to the completion of the Issuer’s initial public offering and the expiration of the underwriters’ over-allotment option, as described therein.

The securities described above are held directly by the Sponsor and indirectly by Joseph Adir, who has sole voting and dispositive control of the managing member of the Sponsor, and is the Chief Executive Officer and director of the Issuer. Mr. Adir may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 675507 107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

OCEANTECH ACQUISITIONS I SPONSORS LLC

By:	/s/ Joseph Adir
Name: Joseph Adir
Title: Managing Member

/s/ Joseph Adir
Name: Joseph Adir